Exhibit 99.1

Data for the Company’s CPA

As at the date of this report, the details of the Company's CPA are as follows:

1. Name of CPA: Kesselman & Kesselman, CPA

2. Date of assuming office: 31/12/1975

3. Address: 25 Hamered Street, Trade Tower, Tel Aviv